Sanofi-aventis to acquire FOVEA, a French biopharmaceutical ophthalmology company

Paris, France – October 1, 2009 – Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today that it has signed a binding agreement for the acquisition of Fovea Pharmaceuticals SA. (“Fovea”) a privately held French research and development biopharmaceutical company, focused on ocular diseases.

Created in 2005 in Paris, Fovea has a portfolio of three clinical compounds, a unique technology platform and several discovery programs dedicated to back of the eye diseases.

Fovea’s three products in clinical development are : FOV 1101, an eye drop, fixed dose combination of prednisolone and cyclosporine, currently in phase II for the treatment of persistent allergic conjunctivitis, FOV 2302, an intravitreal formulation of a plasma kallikrein inhibitor, in phase I for the treatment of Retinal Vein Occlusion induced macular edema and FOV 2304, a potent antagonist of bradykinin B1 receptors, active by eye drop, scheduled to enter in phase I by November 2009 for the treatment of diabetic macular oedema.

“The acquisition of Fovea, one of the pioneer French biopharmaceutical ophthalmology company, is a further step in our company’s goal to focus on new approaches to strengthen our R&D portfolio” , declared Christopher A. Viehbacher, Chief Executive Officer of sanofi-aventis. “Fovea and its unique technology platform represent a major opportunity for sanofi-aventis in the very promising and dynamically growing ophthalmic area, driven by unmet medical needs and aging population. I am extremely excited to welcome Fovea in the sanofi-aventis family and to work with highly motivated teams to bring innovative solutions to patients for the treatment of ocular diseases”.

In addition, Fovea has scientific capabilities designed around an innovative proprietary discovery Platform, dedicated to ophthalmology and especially retinal diseases and several ongoing research and development programs in glaucoma, retinitis pigmentosa and age-related macular degeneration.

Fovea is built upon close relationship with the Vision Institute, created and chaired by Professor José A. Sahel, at the National Eye Hospital in Paris, which gathers several research teams from University Pierre and Marie Curie, INSERM, CNRS, a Centre for Clinical Investigation fully dedicated to ophthalmology and the National Reference Center for Genetic Retinal Disease.

“We are extremely pleased to join sanofi-aventis as it will provide Fovea with the necessary resources and expertise needed to continue to aggressively grow our franchise and demonstrate the efficacy of our products through regulatory clinical development » said Bernard Gilly, President and Chief Executive Officer of Fovea Pharmaceuticals. « With the continued support of our founder, Professor José A. Sahel, our team is highly motivated and we are confident that we will successfully contribute to bringing innovative treatments to patients at risk of loosing sight. »

Under the terms of the agreement, sanofi-aventis has agreed to purchase Fovea for a total enterprise value of up to Euros 370 millions, including an immediate upfront payment and subsequent milestone payments related to the three clinical compounds.

1 / 2

Sanofi-aventis : www.sanofi-aventis.com
Media Relations: Tél. : (+) 33 1 53 77 44 50 - E-mail : MR@sanofi-aventis.com
Investor Relations : Tél. : (+) 33 1 53 77 45 45 - E-mail : IR@sanofi-aventis.com

The closing of the transaction is expected to occur in the 4th quarter of 2009, subject to antitrust clearance under the Hart-Scott-Rodino Antitrust Improvements Act.

About FOV 1101 (Prednisporin)

FOV 1101 (Prednisporin) is a fixed-dose combination low dose prednisolone acetate and low dose Cyclosporin A for the topical treatment of persistent allergic form of conjunctivitis. In a first phase II study, patients who will take benefit from the synergistic effect of prednisolone and cyclosporine have been identified. These encouraging preliminary results will have to be confirmed in a phase IIb study which is planned to start in Q1 2010. Fovea has received exclusive worldwide rights to develop and commercialize FOV 1101 in ophthalmology.

About FOV 2302

FOV 2302 is the ophthalmic application of a recombinant plasma kallikrein-kinin inhibitor, in phase I for the intravitreal treatment of macular oedema following retinal vein occlusion. Fovea has received exclusive rights to develop FOV 2302 in ophthalmology and to commercialize the product in Europe.

About FOV 2304

FOV 2304 is a bradykinin receptor antagonist, developed for the topical treatment of chronic macular oedema due to diabetic retinopathy. Scheduled to enter in phase I before year end, this compound would represent a major therapeutic advance for diabetic patients who require a chronic, life-long treatment to avoid development of severe ocular complications, ultimately leading to vision loss. Fovea has received exclusive worldwide rights to develop and commercialize FOV 2304 in ocular indications.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). For more information, visit : www.sanofi-aventis.com

About Fovea Pharmaceuticals

Fovea Pharmaceuticals SA (Fovea) is a privately-held biopharmaceutical company specialized in development and commercialization of drugs for the treatment of ocular diseases, with a special focus on retinal pathologies. Founded in May 2005, Fovea has raised two rounds of financing from a strong international syndicate of investors (Sofinnova Partners, Abingworth Management, Forbion Capital Partners, The Wellcome Trust, CA Private Equity, GIMV, Vesalius BioCapital).

Fovea has built a project portfolio including internal research programs on dry AMD, glaucoma (neuroprotection) and retinal dystrophies as well as development programs underway for such indications as allergic conjunctivitis, diabetic macular oedema, retinal vein occlusion, and retinitis pigmentosa.

For more information, please visit www.fovea-pharma.com

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

2 / 2